January 11, 2021

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Keira	Nakada

Doug Jones

Daniel Morris

Lilyanna Peyser

Re:	Petco Health and Wellness Company, Inc.

Registration Statement on Form S-1 (File No. 333-251107)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Petco Health and Wellness Company, Inc. , formerly known as PET Acquisition LLC (the “Company”), hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to January 13, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Andrew Fabens at (212) 351-4034.

Sincerely,

PETCO HEALTH AND WELLNESS COMPANY, INC.

/s/ Ronald Coughlin, Jr.
Ronald Coughlin, Jr.
Chief Executive Officer

cc:	Andrew L. Fabens, Gibson, Dunn & Crutcher LLP